Exhibit 99(a)(4)

405 Park Avenue, New York, NY 10022

T: (212) 415-6500 F: (212) 230-1847
Investor Relations: (866) 902-0063

www.arct-5.com

RECOMMENDATION TO REJECT THE UNSOLICITED
MacKenzie MINI-TENDER OFFER

If you are considering selling your shares in American Finance Trust, Inc. to MacKenzie Realty Capital, Inc.
and MacKenzie Capital Management, LP, please read all of the information below.

April 7, 2016

Dear AFIN Stockholder:

As noted in our letter to you dated March 30, 2016, recently you may have received an unsolicited mini-tender offer from MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, “MacKenzie”) to purchase up to 150,000 shares of common stock of American Finance Trust, Inc. (“AFIN”), at a price equal to $16.00 per share (the “Mini-Tender”). We have updated this communication to reflect that on April 1, 2016, AFIN filed an automatically effective registration statement with the Securities and Exchange Commission (“SEC”), to register the shares to be offered pursuant to AFIN’s reinstated distribution reinvestment plan (“DRIP”).

As previously communicated, AFIN is not affiliated with MacKenzie. In addition, we do NOT believe that this offer is in the best interest of our stockholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the Mini-Tender offer price of $16.00 per share is $8.17 less than $24.17, the latest estimated per-share net asset value that AFIN reported in its Current Report on Form 8-K on March 18, 2016 (the “Estimated Per-Share NAV”). This translates to a discount of 33% to the Estimated Per-Share NAV. This is the most recent estimate of AFIN’s per-share net asset value, and AFIN’s board of directors (the “Board”) has no reason to believe that any events have occurred since this value was established that would have a significant negative impact on that Estimated Per-Share NAV.

OUR BOARD HAS REVIEWED THE TERMS OF THE MINI-TENDER AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.

This recommendation is being made after considering several factors, including:

•	The Board believes that the offer price is significantly less than the current Estimated Per-Share NAV of $24.17 as well as the potential long-term value of AFIN’s common stock.
•	In establishing the current Estimated Per-Share NAV, the Board took into consideration appraisals of AFIN’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board, and the Estimated Per-Share NAV is used in connection with the repurchases of common stock pursuant to the AFIN’s share repurchase program, as well as its DRIP.
•	AFIN’s reinstated DRIP allows stockholders to reinvest distributions in shares of AFIN’s common stock, with reinvested distributions providing for preserved cash to be utilized by AFIN as the sole funding source for its share repurchase program, as well as to fund operations or investments consistent with AFIN’s stated investment objectives. As a result, shares repurchased under the share repurchase program for the period ending June 30, 2016, will have the support provided by the reinstated DRIP.

•	MacKenzie acknowledges that in establishing the purchase price of $16.00 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with MacKenzie’s objectives.
•	MacKenzie states that it has not made an independent appraisal of the shares or AFIN’s properties, and is not qualified to appraise real estate.
•	MacKenzie states that it has applied a discount to the estimated per share value with the intention of making a profit by holding on to the shares until AFIN is liquidated, hopefully at close to the full estimated liquidation value of the shares.
•	AFIN currently pays distributions at an annualized rate of $1.65 per share, which equates to an annualized yield equal to 6.83% per share based on the most recent Estimated Per-Share NAV. Although the Board cannot provide a guarantee that AFIN will maintain its rate of distributions in the future, if you sell, you will no longer receive monthly distributions or otherwise have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock.
•	None of AFIN’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to MacKenzie.

AFIN encourages you to follow the Board’s recommendation and not tender your shares to MacKenzie. If you have tendered or do tender your shares to MacKenzie, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to MacKenzie.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the Mini-Tender materials before deciding to participate. Please consult with your financial or tax advisor when considering the Mini-Tender.

AFIN has filed a Schedule 14D-9, including an amendment to reflect the reinstatement of the DRIP, with the SEC providing additional detail regarding the Board’s recommendation in response to MacKenzie’s offer. The Schedule 14D-9 and its amendment are available on the AFIN website and the SEC’s website at www.sec.gov.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our Stockholders. MacKenzie does not have access to ANY of your personal information or account information. In following the SEC guidelines for this Mini-Tender, MacKenzie is permitted to send materials to us that we must then forward to you, as is.

If you have any questions or need further information about your options, please feel free to contact AFIN’s Investor Relations Department at 866-902-0063.

Nicholas Radesca
Chief Financial Officer, Secretary, and Treasurer

Certain statements contained herein may be deemed to be forward-looking statements under federal securities laws. These statements include statements regarding the intent, belief or current expectations of AFIN and members of its management team, as well as the assumptions on which such statements are based. Such statements generally can be identified by our use of words such as “believes,” “may,” “will,” “can,” “intend,” “anticipate,” “estimate,” “think,” “continue,” or other similar words. Forward-looking statements speak only as of the date they are made. For a list of the factors that could cause actual results to vary materially from those expressed in these forward-looking statements, see the risks identified in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2016, as filed with the SEC.

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